FORM N-8F

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

Application pursuant to Section 8(f) of the Investment Company Act of 1940 ("1940 Act") and Rule 8f-1 thereunder for Order Declaring that Company Has Ceased to be an Investment Company under the Act.

I.   GENERAL IDENTIFYING INFORMATION

     1.   REASON  FUND  IS  APPLYING  TO   DEREGISTER   (CHECK  ONLY  ONE;   FOR
          DESCRIPTIONS, SEE Instruction 1 above):

          [X] MERGER

          [ ] LIQUIDATION

          [ ] ABANDONMENT OF REGISTRATION
              (NOTE: ABANDONMENTS OF REGISTRATION ANSWER ONLY questions 1 through 15, 24 and 25 of this form and complete verification at end of form.)

          [ ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT
              COMPANY (NOTE: BUSINESS DEVELOPMENT COMPANIES
              ANSWER ONLY questions 1 through 10 of this form and complete verification at end of the form.)

     2.   Name of Fund:

          JNL Variable Fund III LLC

     3.   Securities and Exchange Commission File No.:

          811-09369

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F

          [X] INITIAL APPLICATION

          [ ] AMENDMENT

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code)

          1 Corporate Way
          Lansing, Michigan 48951

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Susan S. Rhee, Esq.
          Assistant Vice President & Associate General Counsel
          1 Corporate Way
          Lansing, Michigan 48951
          517-367-4336

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in ACCORDANCE WITH RULES 31A-1 AND 31A-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          Jackson National Life Insurance Company
          1 Corporate Way
          Lansing, Michigan  48951
          517-367-4336

          Jackson National Asset Management, LLC
          225 West Wacker Drive
          Suite 1200
          Chicago, IL  60606
          312-338-5801

          NOTE: ONCE DEREGISTERED A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

     8.   Classification of Fund (check only one):

          [X] Management Company

          [ ] Unit Investment Trust or

          [ ] Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X] Open-end

          [ ] Closed-end

     10. State law under which the Fund was organized or formed (e.g. Delaware, Massachusetts):

          Delaware

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Adviser:

          Jackson National Asset Management, LLC (1/31/2001 to present) 1 Corporate Way
          Lansing, Michigan 48951

          Jackson National Financial Services, LLC (8/16/99 to 1/31/01) 1 Corporate Way
          Lansing, Michigan 48951

          Sub-Adviser:

          Mellon Capital Management Corporation (2/18/04 to present) 595 Market Street
          Suite 3000
          San Francisco, CA  94105

          Curian Capital, LLC (12/15/03 - 2/17/04)
          8055 E. Tufts Avenue
          Suite 1000
          Denver, CO 80237

          First Trust Advisors, L.P. (8/16/99to 12/14/03)
          1001 Warrenville Road
          Lisle, Illinois 60532

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Jackson National Life Distributors, Inc.
          8055 Tufts Avenue
          Suite 1100
          Denver, Colorado  80237

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

               Not Applicable.

          (b)  Trustee's name(s) and address(es):

               Not Applicable.

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

          [X]  Yes

          [ ]  No

          If yes, for each UIT state:

          Name(s): Jackson National Separate Account III

          File No.:         811-08521

          Business Address: 1 Corporate Way, Lansing, Michigan 48951

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes

          [ ] No

          If yes, state the date on which the board vote took place:

          On February 9, 2005, the Board of Managers for the JNL Variable Fund III LLC ("Variable Fund III") approved the merger of the Variable Fund III with a fund of another open-end investment company managed by the Board.

          If no, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes

          [X] No

          If yes, state the date on which the shareholder vote took place:

          If no, explain:

          The assets of Variable Fund III were being merged pursuant to Rule 17a-8, therefore shareholder approval was not required.

II.  DISTRIBUTION TO SHAREHOLDERS (UNIT INVESTMENT TRUST SEPARATE ACCOUNTS)

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes

          [ ] No

          (a)  If  yes,   list  the   date(s)  on  which  the  fund  made  those
          distributions:

          April 29, 2005

          (b) Were the distributions made on the basis of net assets?

          [X] Yes

          [ ] No

          (c) Were the distributions made pro rata based on share ownership?

          [X] Yes

          [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e) LIQUIDATIONS ONLY

          Were any distributions made in kind?

          [ ] Yes

          [ ] No

          [X] Not Applicable

          If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

          [ ] Yes

          [ ] No

          [X] Not Applicable

          If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

     18.  Has the fund distributed all of its assets to the fund's shareholders?

          [ ] Yes

          [ ] No

          [X] Not applicable

          If no,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ] Yes

          [X] No

          If yes, describe briefly the plans (if any) for distributing to, or preserving the interests of those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See Question 18 above)

          [ ] Yes

          [X] No

          If yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b) Why has the fund retained remaining assets?

          (c) Will the remaining assets be invested in securities?

          [ ] Yes

          [ ] No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes

          [X] No

          If yes,

          (a) Describe the type and amount of each debt or other liability: (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST DEREGISTRATION

     22.  (a) List the  expenses  incurred  in  connection  with the  Merger  or
          Liquidation:

          (i) Legal expenses:                                   $8,633.00

          (ii) Accounting expenses:

                Expenses Paid by Fund                                 $0

                Expenses Paid by Adviser                              $0

          (iii) Other expenses (filing fees, etc and related expenses):

                Fees associated with filing of Certificate of
                Cancellation with state of Delaware               $100.00

          (iv) Total expenses (sum of lines (i) - (iii) above): $8,733.00

          (b) How were those expenses allocated?

               All expenses were paid by the Adviser.

          (c) Who?

               See the response to 22 (b).

          (d) How?

               See the response to 22 (b).

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes

          [X] No

          If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

     24.  Is a fund a party to any litigation or administrative proceeding?

          [ ] Yes

          [X] No

          If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes

          [X] No

VI.  MERGERS ONLY

     26.  (a) State the name of the fund surviving the Merger:

          JNL/Mellon Capital Management JNL 5 Fund of the JNL Variable Fund LLC

          (b) State the Investment Company Act file number of the fund surviving the Merger:

                811-09121

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          The Plan of Reorganization was filed on April 27, 2005 as an exhibit to the 485BPOS registration statement filing for JNL Variable Fund LLC (Post-Effective Amendment No. 11).

          (d) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of JNL Variable Fund III LLC (ii) she is the Vice President of JNL Variable Fund III LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                /s/ Susan S. Rhee
                                -----------------------------------------
                                Susan S. Rhee